

Mail Stop 7010

December 4, 2008

Via U.S. mail and facsimile

Mr. Steven Turner
President
Valiant Healthcare, Inc.
210 North University Drive, Suite 810
Coral Springs, FL 33071

> **RE: Valiant Healthcare, Inc.**
> **Form 10 filed on November 7, 2008**
> **File No. 000-53487**

Dear Mr. Turner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose whether your promoters or management have been involved with any other blank check companies.

Item 2. Financial Information – Search for Target Company

2. Please provide more detail as to how the company intends to search for a target company, addressing matters such as the approximate number of persons who will

be contacted or solicited and their relationship to the company's promoters or management.

3. Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

Item 7. Certain Relationships and Related Transactions and Director Independence

4. Please identify all promoters of the company. We note your disclosure on page F-7 which indicates that Cheryl Rager is the company's founder. Also provide any other disclosure required by Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities

5. Please provide the date of the sale and disclose the offering price of the 1,000,000 shares of common stock or the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Also disclose the facts you relied on for the Section 4(2) exemption. See Item 701 of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Law Clerk, at (202) 551-3330 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director